SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: July 2002

ADECCO SA
(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Hertistrasse 2E
CH-8304 Wallisellen
Switzerland
+41 1 878 88 85
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]
Form 20-F __X__ Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ____ No __X__

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 17.07.2002

By: for [signature]
Felix Weber
Chief Financial Officer

Dated: 17.07.2002

By: [signature]
Hans R. Brütsch
Corporate Secretary

Attached:
- Press release regarding New Appointments to Senior Management (July 2002)

Adecco
Press Release

Contacts:
Victoria Mitchell
Director, Corporate Communications
631-844-7412
victoria.mitchell@adeccona.com

Wilson Cleveland
On behalf of Adecco
212-896-1263
Wilson@jppr.com

Adecco Announces New Appointments to Senior Management

Company Sharpens Its Focus on Cross-Division Synergies and Sales Growth

JULY 15, 2002, MELVILLE, NY — Adecco SA (NYSE:ADO), the nation's—and the world's—largest staffing services company, today announced several appointments that will create additional synergies among the company's four divisions and strengthen its aggressive growth strategy.

Julio Arrieta, Zone Manager for the USA, Canada, Mexico and Puerto Rico, will assume direct responsibility for US operations as CEO while continuing to oversee operations of the other countries in his Zone. Michael Linton, former CEO of Adecco USA is currently assessing other opportunities in the Company.

Patrick Lyons, formerly CFO of AOC (now Ajilon Finance), has been named CFO of Adecco USA. In this role, Lyons succeeds Mark Eaton, who has been promoted to Controller of Adecco SA.

Ian Grundy, Senior Vice President of Adecco's Asia Pacific Sales and Marketing, has been appointed Senior Vice President of Sales, Marketing and Business Development for Adecco USA.

Jérôme Caille, CEO of Adecco SA, says, "We have a tremendous amount of talent at Adecco, and we continually consider ways to strengthen our organization and enhance cross-selling among our divisions. These appointments reflect the suppleness of the Adecco organization and our ability to refine it, with the goals of carrying out an aggressive growth plan and enhancing our ability to provide the best HR solutions in the world."

About Adecco

Adecco SA is a Forbes International 500 company and the global leader in HR Solutions. The Adecco network connects up to 700,000 associates with business clients each day through its network of over 30,000 employees and over 6,000 offices in 60 countries. Registered in Chéserex, Switzerland, and managed by a multinational team with expertise in markets spanning the globe, Adecco delivers an unparalleled range of flexible staffing and career resources to corporate clients and people seeking work.

Adecco SA comprises four divisions: Adecco Staffing; Ajilon Staffing & Managed Services; Career Services (Lee Hecht Harrison); and e-Recruitment (jobpilot).

These divisions offer flexible staffing solutions to a wide range of global industries and professions, including IT, engineering, automotive, banking, logistics, telecommunications, finance, accounting, administrative, legal, sales and marketing. Together they provide a wealth of services and expertise in temporary, permanent, professional and managed staffing; career counseling, training, development and outplacement; and e-recruitment (exploiting the Internet).

Adecco USA serves more than 70,000 clients a year through almost 1,500 points of sales and service in every state. With headquarters in Melville, NY, Adecco USA employs about 3,300 full-time employees and places more than 160,000 temporary associates each week.

Adecco SA is registered in Switzerland and is listed on the Swiss Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819). Further information can be found at www.adecco.com.

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